UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   February 2011            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated February 3, 2011

2.

News Release dated April 12, 2011

3.

News Release dated April 13, 2011

4.

News Release dated May 5, 2011

5.

News Release dated May 16, 2011

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: June 10, 2011	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

February 3, 2011

Radius Gold Inc. drills deeper at Banderas property, Guatemala

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU)  is pleased to report that diamond drilling is continuing on the HB property in Guatemala with hole 10 presently underway.  To date all holes have targeted the Pyramid Hill Zone, a >3km long north - south trending structural corridor that hosts broad zones of gold/silver bearing quartz veins, vein breccias and quartz vein stock work zones.

Previous work along this corridor, which included trenching and shallow drilling, returned mixed results.  The objectives of the current drill program are to firstly test below the previous mineralized drill intercepts along this structural corridor, and secondly to test the zone substantially deeper (200-500m) than any previous drilling.

The results of the first seven holes, all of which were drilled to explore down dip of historic intercepts, have been received and they are in line with previous drilling, with a best intersection of 6.1m @ 2.4g/t Au + 79g/t Ag from 82.9m downhole in hole 1.  This hole targeted 50m below hole 22, the last hole of the 2002/2003 drill program which returned 6.7m @ 3.9g/t Au + 69.8g/t Ag (see Radius Explorations news release dated April 13, 2004).

All of the 2010 holes cut a consistent, wide mineralized structure, with a quartz vein stock-work in the hanging wall, a central vein or vein breccia zone before passing through a well defined footwall breccia and into propylitically-altered andesites.  The strength of the main mineralized structure has been confirmed.  However, the gold/silver results to date have been disappointing.

Deep Drilling Program

All previous drilling on the HB project has been between 850m and 1,100m above sea level (ASL). See long section on RDU web site.  Recent trenching at the southern limit of the Pyramid Hill zone, the lowest part topographically, has returned more consistent gold results associated with anomalous mercury and antimony values, something not seen at higher topographic elevations.

Mercury and antimony are generally associated with the higher levels of the precious metal zone in a gold-bearing epithermal system, indicating that the mineralized structure needs to be tested at 700m ASL and lower.  Therefore, a larger rig has been mobilized to the property to enable completion of the proposed deeper holes.

Other Targets

Several other drill targets remain to be tested on the HB property, including the M28 zone -where gold-silver mineralization is potentially pooled below a rhyolite cap- and the Holly target – where several high grade intercepts drilled in 2002 have yet to be followed-up.  In addition, Radius’s exploration in the belt is targeting regional stream sediment geochemical and Landsat anomalies.

Radius is the largest landholder in south-eastern Guatemala, an area that has been proven to host world class silver- gold deposits.

Qualified Person

Roger Hulstein, BSc, is a member of the Association of Professional Engineers and Geoscientists of British Columbia and is the Company’s Qualified Person as defined by National Instrument 43-101.  Mr. Hulstein is responsible for the accuracy of the technical information in this news release.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  In addition to its ATAC-belt claims, Radius also has two other 100% owned exploration plays, the HB property in Guatemala and the Sixty Mile property in the Yukon Territory.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 79.8-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

news release

April 12, 2011

Exploration Underway at Radius’ Sixty Mile Project, Yukon Territory

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that the 2011 exploration program has commenced at the Company’s 100% owned Sixty Mile Project located North of Dawson City,  Yukon Territory near the Yukon/Alaska border.

In 2010 Radius made two bedrock gold discoveries while drill testing various geological targets searching for the source of the extensive placer gold that has been produced from the stream and river beds of the Sixty Mile Gold District.  These discoveries have been named “The Graben Fault Zone” and the “Thrust Fault Zone” (see detailed descriptions below).  Both target areas have the size potential to host very significant gold deposits, and it is the aim of this year’s exploration program to confirm the economic potential of these gold discoveries.

The Graben Fault Zone

The Graben Fault Zone is an 8 kilometer long belt of strongly altered Carmacks volcanic rocks associated with a northeast trending half graben fault that juxtaposes these altered volcanics against a much older belt of schistose rocks.  Radius drilled two holes testing the volcanic rocks proximal to the fault zone.  Both holes returned highly anomalous gold values over + 50 m intervals with narrower intervals of potentially ore grade material (6.55 m @ 1.65 g/t Au).  These were very encouraging results for a first stage drill program.

The broad Sixty Mile river valley has been extensively placer mined.  A grid based auger drill program is presently underway designed to collect bedrock samples beneath mined gravels and overburden for geochemical analysis and alteration studies.  Zonge Engineering & Research Organization, Inc. has been contracted to carry out concurrent Controlled Source Audio Frequency Magnetotelluric (CSAMT) and Induced Polarization (IP) geophysical surveys.

A contract for a minimum 5000 m diamond drilling program has been signed with Kluane Drilling Limited of Whitehorse.  Drilling is scheduled to commence on June 1 and with the results of the above studies in hand management is confident we will have the tools to target the heart of this extensive epithermal gold system.

The Thrust Fault Zone

The Thrust Fault Zone is located on the hillsides on the northwestern side of the valley.  Last year’s program identified gold mineralization in quartz veins and veinlets hosted by a package of brittle, siliclastic metamorphic rocks that have been disrupted by a series of thrust faults.  Gold mineralization appears to be preferentially hosted by the more quartz rich beds which are up to 30 to 40 meters thick, with at least two mineralized beds present.  Radius’ geologists believe that this mineralization is the source of the rich placer gold deposits in the creeks which drain this hillside.

The target area has a strike length of 8 km and width of 3 km.  Some target areas defined during last year’s extensive geochemical and geophysical program will be tested this spring prior to the arrival of a second drill rig to the property in August 2011.

Radius is targeting a substantial bulk tonnage gold system on the Thrust Fault Target.  Last year’s drilling (4 holes) while successful in discovering the source of the placer gold in the creeks, intersected grades in the 0.3 to 0.5 g/t Au range across the thickness of these beds (20 m to 40 m).  This year the challenge is to find areas within this mineralized package with at least double that grade, which would indicate the economic significance of this discovery.

Qualified Person

Roger Hulstein, a member of the Association of Professional Engineers and Geoscientists of British Columbia and a Qualified Person as defined by National Instrument 43-101, is responsible for the accuracy of the technical information in this news release, and for overseeing the design and execution of Radius’ Sixty Mile exploration program.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays, the HB property in Guatemala and the Sixty Mile property in the Yukon Territory.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our new web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 79.8-million

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

April 13, 2011

Radius Outlines 2011 Work program for the Rackla Belt, Yukon Territory

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU)  is pleased to report that planning is well underway for the 2011 exploration program over its Scarlet East and West claim blocks in the Rackla Belt, in central Yukon and exploration is expected to start mid-year. With the on-going definition of this potentially world-class belt of Carlin type gold deposits, Radius’ management regard the Company’s Rackla program as a top priority for 2011.

ATAC has discovered a cluster of Carlin-type gold deposits and occurrences.  Mineralization in their Osiris Target appears to share many of the characteristics of Carlin-type gold deposits, including similar alteration assemblages and association with the low temperature arsenic sulphides, realgar and orpiment.  Host rocks are two, 150m to 250m thick limestone debris flow and turbidite units, referred to as the Osiris and Isis Horizons, which occur within basinal silty mudstones. ATAC’s drilling at Osiris returned a highlight of 31.13 m @ 9.26 g/t Au approximately 10km northwest of Radius’ Scarlett East claim block.

Radius’ Scarlet properties consist of 550 claims in 2 blocks covering prospective stratigraphy along the northern and southern edges of ATAC’s claim block. Scarlett East lies on the southeastern end of ATAC’s claims and potentially covers the extension of the structure controlling the mineralisation. The Scarlett West claim block lies about 30km west of Osiris, roughly midway between ATAC’s Osiris and Ariana targets.

Both properties will be targeted with geochemical surveys (stream sediment, soil and rock sampling), airborne geophysics (magnetic and radiometrics) and geological mapping as early as possible in the summer season.  The first stage of exploration is expected to take approximately 6 weeks.

Other Targets

Elsewhere in west-central Yukon, Radius has staked the Face property covering anomalous stream sediment samples which have a Carlin (ATAC) – type stream sediment signature.  These claims are underlain by carbonate rocks similar to those rocks that host the Osiris discovery.

Exploration will also be carried out on claims staked late in 2010 located between the Sixty Mile and Ten Mile properties (under option to Solomon Resources Limited).  This target covers a portion of the historic Matson Creek placer camp, a northeast trending lineament and is underlain by Carmacks volcanic rocks.

Qualified Person

Roger Hulstein, a member of the Association of Professional Engineers and Geoscientists of British Columbia and a Qualified Person as defined by National Instrument 43-101, is responsible for the accuracy of the technical information in this news release, and for overseeing the design and execution of Radius’ Yukon exploration program.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays, the HB property in Guatemala and the Sixty Mile property in the Yukon Territory.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our new web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 79.8-million

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

May 5, 2011

Radius Provides Update on Eastern Guatemala Gold/Silver District

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to provide a comprehensive update on its recent exploration activities in the highly prospective low-sulphidation epithermal gold-silver district in eastern Guatemala.  Radius holds over 1,500 sq. km. of granted concessions and concession applications in the region covering a virtually unexplored Tertiary volcanic belt that has recently been shown to host world class intermediate and low sulphidation silver/gold deposits.

Recent highlights of Radius’ work include:

•

Delineation of an impressive zone of high-level chalcedonic silica currently traced for over 400m along strike and over 100m wide locally within the Zapote trend of the HB property.  Initial sampling of outcrop at Zapote has returned gold values from a low of 0.50 to a high of over 6.0 g/t Au.  Trenching and extensive outcrop sampling are presently underway.

•

Identification of a high grade zone on the north side of the Holly ridge.  Previous prospecting and sampling in this area discovered quartz boulders believed to be float, grading from just under 1 g/t Au up to 112 g/t Au and over 5,600 g/t Ag.  Trenching in the area has revealed texturally-similar quartz veins in situ in the schists directly below the boulders.  This is a significant find as little work has previously been done on the north side of the Jocotan fault, despite the presence of large, coherent, untested gold in soil anomalies there.

•

Completion of 14 diamond drill holes into the Pyramid Hill and M28 zones.  Drill results are disappointing (see below).  However, a structural study of drill core and outcrop by SRK confirms a strong northwest trending gold bearing fault zone with a strike of over 3km that has been tested only at very high levels.  The study results indicate that Radius’ work has been focused above the “productive zone” of the epithermal system.  Additional drilling is being planned to target substantially deeper levels than any previous work at HB.

Zapote Zone

The Zapote zone is southwest of, and probably parallel to the M28 / Pyramid Hill zones.  At surface the zone is an impressive, steeply west-dipping vein exposed with a true thickness of between 5 to 10m, although the orientation is still uncertain.  The distribution of float, subcrop, and small veinlet orientation suggests the presence of another mineralized vein with a different orientation to the one described above, although more work is necessary to confirm that.

Trenching is underway, and all samples collected to date are highly anomalous in Au (i.e. in the ppm range).  The first 23 samples collected returned an average grade of 2.01 g/t Au, ranging from 0.50 to 6.0 g/t Au.  Systematic sampling and trenching should help define the true width and nature of the vein(s).

Zapote appears to be high in a hydrothermal system: massive chalcedony dominates in outcrop.  Radius’ geologists believe that there is potential at depth for better grades, which could present a very attractive drill target if the vein stays as thick as it appears to be at surface.

The Pino Zone

A data review by Radius highlighted 17 historic grab samples of electrum-bearing epithermal vein quartz collected from the Pino zone, a low sulphidation epithermal quartz vein hosted by schists on the northwestern side of the HB project.  Gold assay results from the 17 samples ranged from just under 1 g/t Au to 112 g/t Au, with an average of 19.8 g/t Au.  Silver values range from trace to 7,091.8 g/t Ag.

Radius’ historic exploration in the area focused on the younger volcanic rocks to the south of the major Jocotan fault.  The grab samples reported below were collected from the schists on the northern side of the fault, and were previously interpreted as transported float rocks not in situ.  Radius’ geologists have trenched below the float samples and encountered similar material hosted by the schists, suggesting that the high grade float reflects the presence of veins in the schists and is not transported material.  Assay results are expected in the next 2 weeks from the trench samples and a table of the most significant historic grab sample results is given below:

Sample No.	Au (g/t) fire assay	Ag (g/t)
18258	112.41	5,600.0
18256	79.28	7,091.8
18257	33.75	1,030.0
12296	27.98	1,423.4
18253	19.96	237.3
11093	14.38	880.7
18255	11.18	401.1
16067	7.67	258.6
18286	6.51	201.3
18254	4.46	97.0
18264	3.64	14.7
18289	3.15	35.9
16083	3.90	10.4
11092	3.49	18.8
17018	1.78	Tr
17038	1.30	Tr
17023	0.96	9.4

M28 / Pyramid Hill Drilling

Forty-nine holes have been drilled at Banderas since 2002 including 6 RC holes.  Most drilling has targeted the M28 and Pyramid Hill zones, part of a 3 kilometre long, northwest-southeast-trending structural corridor that hosts zones of gold/silver-bearing quartz veins, vein breccias and quartz vein stockwork zones.  A comprehensive in-house review of Radius’ full data set on the HB project is currently underway, and SRK Consulting (Canada) Inc. has been commissioned to complete a structural geological study of the project.

The initial findings of both studies, combined with the findings of a TerraSpec study on the alteration minerals present at surface and in core samples at HB, suggest that Radius’ drilling is still testing too shallow in the epithermal system and has not reached what would be termed the “productive horizon” where economic gold and silver grades would be expected to occur over mineable widths.  The work is indicating that drilling needs to target between 300-700m vertically below the paleo water table.  Interestingly, RC drill hole BRC04-024 cut an argentite-bearing quartz vein over 1.5m core length which graded 69.97 g/t Au + 516 g/t Ag, and is both the highest grade and deepest drill intersection on the Banderas property.

Consequently, Radius has stopped drilling at HB until the full data review is complete.  Management currently anticipates that the project review will result in a recommendation for a major drill program to commence later in 2011 or early 2012.

Hole*	From (m)	To (m)	Width (m)	Au g/t	Ag g/t
10-008	73.43	77.03	3.60	0.84	12.0
10-009	NSV**	-	-	-	-
10-010	NSV	-	-	-	-
10-010A	NSV	-	-	-	-
10-011	NSV	-	-	-	-
10-012	192.32	193.60	1.28	0.32	36.6
10-013	61.53	62.53	1.00	38.35	159.9
10-013	68.75	75.30	6.55	0.56	239.8
incl.	68.75	69.75	1.00	1.34	95.4
10-014	25.08	27.43	2.35	1.46	14.0
10-014	74.00	75.10	1.10	0.82	48.1
10-014	136.64	137.64	1.00	1.23	37.3
10-014	179.65	181.00	1.35	1.81	20.9

*All holes carry the prefix BDD **NSV=No Significant Values (<250 ppb Au, <10 ppm Ag)

Background

The Holly and Banderas projects (HB) were discovered by Radius during a regional stream sediment sampling program in Eastern Guatemala conducted in 2001/2.  The projects are close together and are now being considered as a single exploration project, the HB project.

Sampling Methodology, Quality Control, and Assurance

The 2010/2011 diamond drill program used man-portable drills sampling NTW and HTW (5.6 cm/ 2.2” and 7.11 cm/ 2.8”) core size.  Core is cut and one-half sent to the lab for analysis, the other retained on site. Surface samples are from float, outcrop, and hand-dug trenches.

The core and surface samples are sent to the Inspectorate Guatemala sample preparation facility in Guatemala City for sample preparation, and pulps forwarded to the Inspectorate American Corporation laboratory facility in Sparks, Nevada, for analysis.  Approximately 12% of the samples submitted consist of commercial standards, blanks, and duplicate samples.  These are included with each batch sent to the analytical laboratory. Gold amounts for each sample are determined by fire assay, digested in aqua regia solution and analyzed by atomic absorption finish.  Samples with over 1 g/t Au are re-analysed by gravimetric finish. Ag is analysed by aqua regia digestion followed by atomic absorption finish with overlimits analysed by fire assay with gravimetric finish.  A 30 element suite is analysed by ICP.

Assay results reported here for surface grab samples from the Pino zone should be considered historic, as detailed QA/QC protocols are not available for the time period (2002-2003).  Samples were analysed by Inspectorate, in Sparks, Nevada, by fire assay with atomic absorption or gravimetric finish for Au, and aqua regia digestion with ICP finish for a 30 element suite.

Drilling Sampling Protocol, Chain of custody, and Data Verification

All sampling is conducted under the supervision of the Company’s on-site project geologist and the chain of custody from the drill to the logging facility is continually monitored.  Samples are transported to the Inspectorate facility in Guatemala City directly by Company personnel.  Data verification of the analytical results includes analysis of the duplicates, standards and blanks to ensure that they pass industry best practise guidelines for acceptability.  All assays are reported as drilled intervals.

Qualified person

Roger Hulstein, BSc, is a member of the Association of Professional Engineers and Geoscientists of British Columbia and is the Company’s Qualified Person as defined by National Instrument 43-101.  Mr. Hulstein is responsible for the accuracy of the technical information in this news release.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has a number of 100% owned exploration plays, including the HB property in Guatemala and several properties in the Rackla Belt and Sixty Mile placer gold district in the Yukon.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our new web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 79.9-million

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

May 16, 2011

Radius Samples 58.26 g/t Au and 1,937 g/t Ag over 5.1 m at Pino Zone, Guatemala

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased report results from the first trench on the new Pino zone at the 100% owned HB project located in eastern Guatemala.  Radius holds over 1,500 sq. km. of granted concessions and concession applications in the region covering a virtually unexplored Tertiary volcanic belt that has recently been shown to host world class intermediate and low sulphidation silver/gold deposits.

In a release of May 5, 2011 Radius reported the identification of a high grade float boulders on the north side of the Holly ridge.  Although these boulders were initially thought to have travelled down slope, perhaps from eroded veins, the size of the quartz blocks warranted sampling.  A total of 18 historic and recent samples collected from the quartz float, returned grades from just under 1 g/t Au up to 112 g/t Au and over 5,600 g/t Ag, with many of the samples returning over 500 grams per tonne silver.

Recent trenching by Radius geological staff has revealed texturally-similar quartz veins in situ cutting the schistose rocks in the area of the boulders.  Assay results have now been received for 4 chip samples constituting a continuous sample of 5.1 m of the vein exposed in the trench, which has returned:

58.26 g/t Au and 1,937 g/t Ag over 5.1 m (including 110.28 g/t Au and 3,520.6 g/t Ag over 2.0 m)

At the present time we do not know the true width of the structure and further trenching is required to determine the strike and dip of the vein. Radius completed grid based soil geochemistry and geophysics over the property in 2002 and the indications from this work are that the vein is striking north-south, and there is a coincident geophysical IP anomaly.  This discovery, however, is close to the northern limits of the grid.  Sample results for the trench are given below:

Sample	Easting	Northing	From m	To m	Width m	Au g/t	Ag g/t
60428	217445.6	1627000.4	0.00	1.00	1.00	0.79	55.9
60429	217444.8	1627001.0	1.00	2.05	1.05	32.79	1,428.9
60431	217444.0	1627001.8	2.05	3.10	1.05	39.40	1,222.9
60432	217442.9	1627002.7	3.10	5.10	2.00	110.28	3,520.6

A sample of brecciated and silicified schist taken in a pit dug two meters from the vein returned 2.79 g/t Au and 49 g/t Ag over a 1 meter sample (# 60433). Management is extremely encouraged by these results as it appears we have located the source of the high grade float boulders.  Planning is now underway to expand the soil grid to the north and to complete a new geophysical survey.  Further trenching is now underway.

Background

The Holly and Banderas projects (HB) were discovered by Radius during a regional stream sediment sampling program in Eastern Guatemala conducted in 2001/2.  The projects are close together and are now being considered as a single exploration project, the HB project.

Sampling Methodology, Quality Control, and Assurance

Samples are sent to the Inspectorate Guatemala sample preparation facility in Guatemala City for sample preparation, and pulps forwarded to the Inspectorate American Corporation laboratory facility in Sparks, Nevada, for analysis.  Approximately 12% of the samples submitted consist of commercial standards, blanks, and duplicate samples.  Gold amounts for each sample are determined by fire assay, digested in aqua regia solution and analyzed by atomic absorption finish.  Samples with over 1 g/t Au are re-analysed by gravimetric finish. Ag is analysed by aqua regia digestion followed by atomic absorption finish with overlimits analysed by fire assay with gravimetric finish.  A 30 element suite is analysed by ICP.

Drilling Sampling Protocol, Chain of Custody, and Data Verification

All sampling is conducted under the supervision of the Company’s on-site project geologist and the chain of custody from the drill to the logging facility is continually monitored.  Samples are transported to the Inspectorate facility in Guatemala City directly by Company personnel.  Data verification of the analytical results includes analysis of the duplicates, standards and blanks to ensure that they pass industry best practice guidelines for acceptability.  All assays are reported as drilled intervals.

Qualified Person

Roger Hulstein, BSc, P.Geo., is a member of the Association of Professional Engineers and Geoscientists of British Columbia and is the Company’s Qualified Person as defined by National Instrument 43-101.  Mr. Hulstein is responsible for the accuracy of the technical information in this news release.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has a number of 100% owned exploration plays, including the HB property in Guatemala and several properties in the Rackla Belt and Sixty Mile placer gold district in the Yukon.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our new web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 79.9-million

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.